SomaLogic, Inc.

2945 Wilderness Place

Boulder, Colorado 80301

October 12, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Wirth

Re: SomaLogic, Inc. – Registration Statement on Form S-1 (File No. 333-259954)

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by SomaLogic, Inc. (the “Company”), with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR on October 8, 2021, in which the Company requested that the Commission take appropriate action to make the above-referenced Registration Statement effective at 4:00 p.m., Eastern Time, on Monday, October 11, 2021, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is withdrawing such request for acceleration of the effective date and hereby formally withdraws its request for acceleration of the effective date at such time.

Very truly yours,

By:	/s/ Roy Smythe
Name:	Roy Smythe
Title:	Chief Executive Officer

Cc: Herbert F. Kozlov, Reed Smith LLP

Ari Edelman, Reed Smith LLP

Lynwood E. Reinhardt, Reed Smith LLP